UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

BT Group plc

(Exact name of registrant as specified in its charter)

England and Wales	1-08819	Not applicable
(State or other jurisdiction of incorporation or organization)	Commission File Number)	(IRS Employer Identification No.)

BT Centre, 81 Newgate Street,

London EC1A 7AJ England

(Address of principal executive offices)

(Zip Code)

Rachel Canham, Company Secretary & General Counsel Corporate Governance +44 7435 767256

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

BT Group plc Form SD for the reporting period January 1 to December 31, 2018

Please refer to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD for definitions to the terms used in this Form SD, unless otherwise defined herein. References to “we”, “us” and “our” are to BT Group plc.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

We have determined that we either manufacture or contract to manufacture certain products for whose functionality or production minerals deemed to be “conflict minerals” under Rule 13p-1 and Form SD are necessary. Consequently, we conducted in good faith a reasonable country of origin inquiry regarding those conflict minerals that is reasonably designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo or an adjoining country or are from recycled or scrap sources.

On the basis of this reasonable country of origin inquiry, while we have no reason to believe that the necessary conflict minerals (i) may have originated in the Democratic Republic of the Congo or an adjoining country or (ii) may not be from recycled or scrap sources, we were not able to determine definitively that the conflict minerals either (x) did or did not originate in the Democratic Republic of the Congo or an adjoining country or (y) did in fact come from recycled or scrap sources. Consequently, we are filing a Conflict Minerals Report, attached hereto as exhibit 1.01, and this Report is also available on our website at:

https://www.btplc.com/Purposefulbusiness/Ourapproach/Ourpolicies/index.htm

Item 1.02 Exhibits

See Section 2 below for the Conflict Minerals Report as required by Item 1.01.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this Form SD:

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BT Group plc

/s/ Simon Lowth
Name: Simon Lowth
Title: Chief Financial Officer

Date: May 23, 2019